Mail Stop 3561

March 11, 2010

Erik Odeen
Chief Financial Officer
Sea 2 Sky Corporation
2287 Slater Road
Ferndale, WA 98248

> **Re: Sea 2 Sky Corporation**
> **File No. 333-138989**
> **Form 10-K: For the Fiscal Year Ended August 31, 2009**

Dear Mr. Odeen:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief